PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC.
REPORTS RESULTS FOR THE THIRD QUARTER OF 2016

• **2016 revenue was $27.0 million for the third quarter.**

• **2016 GAAP operating income was $12.0 million for the third quarter.**

• **2016 GAAP diluted earnings per share was $0.12 for the third quarter.**

• **Declared a quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, October 18, 2016 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP basic and diluted net income and earnings per share for the three and nine months ended September 30, 2016 and 2015 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended September 30,				Non-GAAP Basis For the Three Months Ended September 30,			
	2016		2015		2016		2015	
	(unaudited)							
Basic Net Income	$	2,165	$	1,922	$	1,954	$	1,799
Basic Earnings Per Share	$	0.13	$	0.13	$	0.12	$	0.12
Diluted Net Income[1]	$	8,192	$	8,932	$	7,981	$	1,799
Diluted Earnings Per Share[1]	$	0.12	$	0.13	$	0.12	$	0.12

	GAAP Basis For the Nine Months Ended September 30,				Non-GAAP Basis For the Nine Months Ended September 30,			
	2016		2015		2016		2015	
	(unaudited)							
Basic Net Income	$	5,193	$	5,466	$	4,924	$	5,356
Basic Earnings Per Share	$	0.33	$	0.40	$	0.31	$	0.39
Diluted Net Income	$	21,167	$	25,391	$	20,898	$	26,208
Diluted Earnings Per Share	$	0.31	$	0.37	$	0.30	$	0.38

1 During the three months ended September 30, 2015, the calculation of non-GAAP diluted earnings per share resulted in an increase in earnings per share. Therefore, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share.

The GAAP results for the three and nine months ended September 30, 2016 and 2015 include adjustments related to the Company's deferred tax asset, valuation allowance and the associated liability to its selling and converting shareholders. GAAP results for 2015 also include adjustments related to certain non-recurring charges recognized in operating expenses associated with our former corporate headquarters. Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the results of operations, management also reviews non-GAAP measures of earnings, which exclude these items. Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $8.0 million and $0.12, respectively, for the three months ended September 30, 2016, and $1.8 million and $0.12, respectively, for the three months ended September 30, 2015. Non-GAAP diluted net income and non-GAAP diluted earnings per share were $20.9 million and $0.30, respectively, for the nine months ended September 30, 2016, and $26.2 million and $0.38, respectively, for the nine months ended September 30, 2015. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Assets Under Management
(unaudited)

($ billions)

		For the Three Months Ended					For the Twelve Months Ended		
		September 30, 2016		June 30, 2016		September 30, 2015		September 30, 2016	September 30, 2015
Institutional Accounts									
Assets									
Beginning of Period	$	14.3	$	14.5	$	15.9	$	14.9 $	14.3
Inflows		*1.1*		*0.4*		*1.5*		*2.2*	*4.4*
Outflows		*(0.9)*		*(0.3)*		*(0.6)*		*(2.9)*	*(2.5)*
Net Flows		0.2		0.1		0.9		(0.7)	1.9
Market Appreciation/ (Depreciation)		1.4		(0.3)		(1.9)		1.7	(1.3)
End of Period	$	15.9	$	14.3	$	14.9	$	15.9 $	14.9
Retail Accounts									
Assets									
Beginning of Period Assets	$	11.1	$	11.6	$	12.1	$	10.6 $	12.1
Inflows		*0.1*		*0.2*		*0.2*		*1.5*	*1.2*
Outflows		*(0.7)*		*(0.7)*		*(0.3)*		*(2.1)*	*(1.9)*
Net Flows		(0.6)		(0.5)		(0.1)		(0.6)	(0.7)
Market Appreciation/ (Depreciation)		1.0		—		(1.4)		1.5	(0.8)
End of Period	$	11.5	$	11.1	$	10.6	$	11.5 $	10.6
Total									
Assets									
Beginning of Period	$	25.4	$	26.1	$	28.0	$	25.5 $	26.4
Inflows		1.2		0.6		1.7		3.7	5.6
Outflows		*(1.6)*		*(1.0)*		*(0.9)*		*(5.0)*	*(4.4)*
Net Flows		(0.4)		(0.4)		0.8		(1.3)	1.2
Market Appreciation/ (Depreciation)		2.4		(0.3)		(3.3)		3.2	(2.1)
End of Period	$	27.4	$	25.4	$	25.5	$	27.4 $	25.5

Financial Discussion

Revenue (unaudited)

($ thousands)

	For the Three Months Ended					
	September 30, 2016		June 30, 2016		September 30, 2015	
Institutional Accounts	$	20,513	$	19,169	$	23,233
Retail Accounts		6,477		7,266		7,539
Total	$	26,990	$	26,435	$	30,772

	For the Nine Months Ended			
	September 30, 2016		September 30, 2015	
Institutional Accounts	$	58,679	$	65,694
Retail Accounts		20,584		23,241
Total	$	79,263	$	88,935

Revenue was $27.0 million for the third quarter of 2016, an increase of 2.1% from $26.4 million for the second quarter of 2016, and a decrease of 12.3% from $30.8 million for the third quarter of 2015.

Included in these amounts for the third quarter of 2015, were performance fees recognized of $3.2 million. No performance fees were recognized during the third or second quarters of 2016. In general, performance fees are calculated on an annualized basis over the contract's measurement period, which, for the majority of our performance fee arrangements, extends to three years.

Average assets under management for the third quarter of 2016 were $26.8 billion, an increase of 2.7% from $26.1 billion for the second quarter of 2016, and a decrease of 1.1% from $27.1 billion for the third quarter of 2015. The increase from the second quarter of 2016 primarily reflects market appreciation over the period partially offset by net outflows. The decrease from the third quarter of 2015 primarily reflects changes in asset levels during the third quarter of 2015. Assets under management ended the third quarter of 2015 at $25.5 billion with $3.3 billion in market depreciation occurring primarily toward the second half of the quarter resulting in higher average assets under management for the quarter.

The weighted average fee rate was 0.403% for the third quarter of 2016, decreasing from 0.405% for the second quarter of 2016, and from 0.454% for the third quarter of 2015.

The weighted average fee rate for institutional accounts was 0.533% for the third quarter of 2016, increasing from 0.526% for the second quarter of 2016, and decreasing from 0.596% for the third quarter of 2015. The increase from last quarter primarily reflects an increase in assets in our non-U.S. value strategies that generally carry higher fee rates. The decrease from the second quarter of last year primarily reflects a decrease in performance fees recognized during the third quarter of 2016.

The weighted average fee rate for retail accounts was 0.227% for the third quarter of 2016, decreasing from 0.253% for the second quarter of 2016, and from 0.262% for the third quarter of 2015. Certain accounts related to one retail client relationship have fulcrum fee arrangements. These fee arrangements require a reduction in the base fee, or allow for a performance fee if the relevant investment strategy underperforms or outperforms, respectively, the agreed-upon benchmark over the contract's measurement period, which extends to three years. The decrease in the weighted average fee rate for retail accounts in the third quarter of 2016 was driven by the reduction of base fees related to these fee arrangements. To the extent the three-year performance records of these accounts improve relative to their relevant benchmarks, we will expect to earn the full base fee in the future.

Total operating expenses on a GAAP basis were $15.0 million for the third quarter of 2016, decreasing from $15.2 million for the second quarter of 2016 and increasing from $14.5 million for the third quarter of 2015. The fluctuations in operating expenses on a GAAP basis from the second quarter of 2016 and third quarter of 2015 primarily reflect changes in general and administrative costs over the periods. Details of operating expenses and a reconciliation of GAAP to non-GAAP operating expenses are shown below:

Operating Expenses (unaudited)
($ thousands)

	For the Three Months Ended					
	September 30, 2016		June 30, 2016		September 30, 2015	
Compensation and Benefits Expense	$	11,767	$	11,699	$	11,645
General and Administrative Expense		3,271		3,475		2,896
Operating Expenses	$	15,038	$	15,174	$	14,541

	For the Nine Months Ended			
	September 30, 2016		September 30, 2015	
Compensation and Benefits Expense	$	35,964	$	35,515
General and Administrative Expense		9,790		10,989
GAAP Operating Expenses		45,754		46,504
One-Time Adjustments		—		(1,834)
Non-GAAP Operating Expenses	$	45,754	$	44,670

As of September 30, 2016, employee headcount was 92, down from 93 at June 30, 2016 and up from 88 at September 30, 2015.

The operating margin was 44.3% on a GAAP basis for the third quarter of 2016, compared to 42.6% for the second quarter of 2016, and 52.7% for the third quarter of 2015.

Other income/ (expense) was income of approximately $0.4 million for the third quarter of 2016, income of $0.3 million for the second quarter of 2016, and an expense of $5.0 million for the third quarter of 2015. Other income/ (expense) includes the gains/ (losses) and other investment income recognized by the Company on its direct investments, as well as those recognized by external investors on their investments in investment partnerships that the Company consolidates. A portion of gains/ (losses) and other investment income associated with the investments of outside interests are offset in net income attributable to non-controlling interests. For the third quarter of 2016, other income/ (expense) also includes an expense of $1.2 million reflecting an increase in the Company's liability to its selling and converting shareholders resulting from an increase in expected future tax benefits described in income tax expense below. Changes in the liability to selling and converting shareholders associated with changes in the realizability of the deferred tax asset generated income of $0.7 million and an expense of $0.7 million in the second quarter of 2016 and the third quarter of 2015, respectively. Details of other income/ (expense), as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/ (Expense) (unaudited)

($ thousands)

	For the Three Months Ended		
	September 30, 2016	June 30, 2016	September 30, 2015
Net Interest and Dividend Income	$ 87	$ 125	$ 187
Gains/ (Losses) and Other Investment Income	1,533	(506)	(4,398)
Change in Liability to Selling and Converting Shareholders[1]	(1,200)	700	(697)
Other Income/ (Expense)	20	24	(119)
GAAP Other Income/ (Expense)	440	343	(5,027)
Change in Liability to Selling and Converting Shareholders[1]	1,200	(700)	697
Outside Interests of Investment Partnerships[2]	(209)	68	2,605
Non-GAAP Other Income/ (Expense), Net of Outside Interests	$ 1,431	$ (289)	$ (1,725)

	For the Nine Months Ended	
	September 30, 2016	September 30, 2015
Net Interest and Dividend Income	$ 298	$ 615
Gains/ (Losses) and Other Investment Income	1,131	(3,923)
Change in Liability to Selling and Converting Shareholders[1]	(1,378)	(1,614)
Other Income/ (Expense)	14	(233)
GAAP Other Income/ (Expense)	65	(5,155)
Change in Liability to Selling and Converting Shareholders[1]	1,378	1,614
Outside Interests of Investment Partnerships[2]	(136)	2,295
Non-GAAP Other Income/ (Expense), Net of Outside Interests	$ 1,307	$ (1,246)

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the (income)/ loss of the Company's consolidated investment partnerships to its external investors.

The Company recognized income tax expenses of $0.5 million for the third quarter of 2016, $2.2 million for the second quarter of 2016, and $0.7 million for the third quarter of 2015. Income taxes for the third quarter of 2016 included a $1.4 million income tax benefit associated with a decrease in the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups created by operating company unit exchanges. This adjustment generated $0.8 million in income tax expense and $0.8 million in income tax benefit in the second quarter of 2016 and third quarter of 2015, respectively. Details of the income tax expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax Expense (unaudited)

($ thousands)

	For the Three Months Ended		
	September 30, 2016	June 30, 2016	September 30, 2015
Non-GAAP Corporate Income Tax Expense	$ 1,124	$ 910	$ 956
Non-GAAP Unincorporated and Other Business Tax Expenses	758	512	612
Non-GAAP Income Tax Expense	1,882	1,422	1,568
Change in Valuation Allowance[1]	(1,411)	825	(820)
GAAP Income Tax Expense	$ 471	$ 2,247	$ 748

	For the Nine Months Ended	
	September 30, 2016	September 30, 2015
Non-GAAP Corporate Income Tax Expense	$ 2,850	$ 2,767
Non-GAAP Unincorporated and Other Business Tax Expenses	1,735	1,718
Non-GAAP Income Tax Expense	4,585	4,485
Change in Valuation Allowance[1]	(1,647)	(1,907)
Less: Effects of One-Time Adjustments[2]	—	(176)
GAAP Income Tax Expense	$ 2,938	$ 2,402

1 Reflects the change in the valuation allowance assessed against the deferred tax asset established as part of the Company's initial public offering and subsequent unit conversions.

2 Reflects the tax effect of non-recurring lease expenses on Corporate Income Tax Expense and Unincorporated and Other Business Tax Expenses for the nine months ended September 30, 2015 of $133 thousand and $43 thousand, respectively, which are excluded from Non-GAAP results.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

| | For the Three Months Ended | | | | | |
	September 30, 2016		June 30, 2016		September 30, 2015	
Operating Company Allocation	$	9,547	$	8,019	$	11,139
Outside Interests of Investment Partnerships[2]		209		(68)		(2,605)
GAAP Net Income Attributable to Non-Controlling Interests	$	9,756	$	7,951	$	8,534

| | For the Nine Months Ended | | | |
	September 30, 2016		September 30, 2015	
Operating Company Allocation	$	25,307	$	31,703
Add Back: Effects of One-Time Adjustments[1]		—		1,475
Non-GAAP Operating Company Allocation		25,307		33,178
Outside Interests of Investment Partnerships[2]		136		(2,295)
Less: Effects of One-Time Adjustments[1]		—		(1,475)
GAAP Net Income Attributable to Non-Controlling Interests	$	25,443	$	29,408

1 Reflects the effects of non-recurring lease expenses on non-controlling interests.

2 Represents the non-controlling interest allocation of the income/ (loss) of the Company's consolidated investment partnerships to its external investors.

On October 13, 2016, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock. The following dates apply to the dividend:

Record Date: October 28, 2016

Payment Date: November 23, 2016

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.41 per share of its Class A common stock.

Third Quarter 2016 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, October 19, 2016. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S. callers should dial 888-317-6016; Canada callers should dial 855-669-9657; international callers should dial 412-317-6016. Please reference the Pzena Investment Management call.

Replay: The conference call will be available for replay through November 2, 2016, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements provide the Company's current views, expectations, or forecasts of future events and performance, and include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "ongoing," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 14, 2016 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-583-0225 or bachman@pzena.com.

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands)

	As of	
	September 30, 2016	December 31, 2015
	(unaudited)	
ASSETS		
Cash and Cash Equivalents	$ 31,062	$ 35,417
Restricted Cash	3,507	3,552
Due from Broker	319	297
Advisory Fees Receivable	25,584	22,248
Investments	20,082	27,452
Prepaid Expenses and Other Assets	2,439	2,445
Deferred Tax Asset, Net of Valuation Allowance		
of $57,152 and $53,968, respectively	15,039	14,995
Property and Equipment, Net of Accumulated		
Depreciation of $2,004 and $1,202, respectively	7,196	7,903
TOTAL ASSETS	$ 105,228	$ 114,309
LIABILITIES AND EQUITY		
Liabilities:		
Accounts Payable and Accrued Expenses	$ 19,947	$ 7,885
Due to Broker	291	30
Securities Sold Short, at Fair Value	2,483	2,231
Liability to Selling and Converting Shareholders	17,511	15,075
Deferred Compensation Liability	2,860	2,896
Other Liabilities	929	730
TOTAL LIABILITIES	44,021	28,847
Equity:		
Total Pzena Investment Management, Inc.'s Equity	17,468	18,422
Non-Controlling Interests	43,739	67,040
TOTAL EQUITY	61,207	85,462
TOTAL LIABILITIES AND EQUITY	$ 105,228	$ 114,309

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2016	2015	2016	2015
REVENUE	$ 26,990	$ 30,772	$ 79,263	$ 88,935
EXPENSES				
Compensation and Benefits Expense	11,767	11,645	35,964	35,515
General and Administrative Expense	3,271	2,896	9,790	10,989
TOTAL OPERATING EXPENSES	15,038	14,541	45,754	46,504
Operating Income	11,952	16,231	33,509	42,431
Other Income/ (Expense)	440	(5,027)	65	(5,155)
Income Before Taxes	12,392	11,204	33,574	37,276
Income Tax Expense	471	748	2,938	2,402
Consolidated Net Income	11,921	10,456	30,636	34,874
Less: Net Income Attributable to Non-Controlling Interests	9,756	8,534	25,443	29,408
Net Income Attributable to Pzena Investment Management, Inc.	$ 2,165	$ 1,922	$ 5,193	$ 5,466
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 2,165	$ 1,922	$ 5,193	$ 5,466
Basic Earnings per Share	$ 0.13	$ 0.13	$ 0.33	$ 0.40
Basic Weighted Average Shares Outstanding	16,390,298	14,585,650	15,807,340	13,591,432
Net Income for Diluted Earnings per Share	$ 8,192	$ 8,932	$ 21,167	$ 25,391
Diluted Earnings per Share	$ 0.12	$ 0.13	$ 0.31	$ 0.37
Diluted Weighted Average Shares Outstanding	68,656,042	68,036,216	68,609,667	68,136,888

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis For the Three Months Ended September 30,		Non-GAAP Basis For the Nine Months Ended September 30,	
	2016	**2015**	**2016**	**2015**
REVENUE	$ 26,990	$ 30,772	$ 79,263	$ 88,935
EXPENSES				
Compensation and Benefits Expense	11,767	11,645	35,964	35,515
General and Administrative Expense	3,271	2,896	9,790	9,155
TOTAL OPERATING EXPENSES	15,038	14,541	45,754	44,670
Operating Income	11,952	16,231	33,509	44,265
Other Income/ (Expense), Net of Outside Interests	1,431	(1,725)	1,307	(1,246)
Income Before Taxes and Operating Company Allocation	13,383	14,506	34,816	43,019
Unincorporated and Other Business Tax Expenses	758	612	1,735	1,718
Allocable Income	12,625	13,894	33,081	41,301
Operating Company Allocation	9,547	11,139	25,307	33,178
Income Before Corporate Income Taxes	3,078	2,755	7,774	8,123
Corporate Income Tax Expense	1,124	956	2,850	2,767
Non-GAAP Net Income	$ 1,954	$ 1,799	$ 4,924	$ 5,356
Effect of One-Time Adjustments	—	—	—	(183)
Tax Receivable Agreement Income, Net of Taxes	211	123	269	293
GAAP Net Income	$ 2,165	$ 1,922	$ 5,193	$ 5,466
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 1,954	$ 1,799	$ 4,924	$ 5,356
Basic Earnings per Share	$ 0.12	$ 0.12	$ 0.31	$ 0.39
Basic Weighted Average Shares Outstanding	16,390,298	14,585,650	15,807,340	13,591,432
Net Income for Diluted Earnings per Share	$ 7,981	$ 1,799	$ 20,898	$ 26,208
Diluted Earnings per Share	$ 0.12	$ 0.12	$ 0.30	$ 0.38
Diluted Weighted Average Shares Outstanding	68,656,042	14,585,650	68,609,667	68,136,888